Delisting Determination,The Nasdaq Stock Market, Inc.,
October 18, 2006, Pac-West Telecomm, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Pac-West Telecomm, Inc. (the Company), effective at the opening of the trading session on October 30, 2006.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rule: 4310(c)(4).
The Company was notified of the Staff's determination on September 14, 2006. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on September 25, 2006.